Exhibit 4

NOTE – THIS CONFORMED DOCUMENT WAS PREPARED FOR CONVENIENCE PURPOSES.

AGREEMENT made this 5th day of December, 1964 by and among MILLS MUSIC, INC., a Delaware corporation (“New Mills”); UTILITIES & INDUSTRIES MANAGEMENT CORP. (“Management Corp.”); and MILLS MUSIC, INC., a New York corporation (“Old Mills”).

1.	Sale of Assets

Old Mills does hereby sell to New Mills and New Mills does hereby purchase from Old Mills the entire business and assets of Old Mills upon the following terms and conditions:

(a) Paper Business. For all of the assets of Old Mills other than the Old Mills copyrights (as defined in subparagraph l(b) hereof), including but not limited to the assets of Old Mills and its interest in those organizations and entities listed in Exhibit A hereto (the “Affiliated Companies”) involved in music publishing, New Mills will concurrently herewith:

(i) $400,000 in cash;

(ii) Assume all of the liabilities and obligations of Old Mills.

(b) Old Mills Copyrights. For the copyrights and licensing agreements under such copyrights of Old Mills and of the Affiliated Companies, including rights to unpublished music (the “Old Mills Copyrights”), New Mills will pay Old Mills a quarterly contingent payment (the “Contingent Portion”) computed in the following manner for each such quarterly period:

(i) Except as provided in subparagraphs l(b)(ii) and (iii) hereof, the Contingent Portion shall be an amount equal to the excess, if any, of the gross royalty income from the exploitation of the Old Mills Copyrights and from the renewals of such copyrights if now held or hereafter acquired by New Mills, the Affiliated Companies and any subsidiaries or affiliated companies of New Mills or the Affiliated Companies (the “Related Companies”) and their successors or assigns, and licensing agreements under such copyrights and renewals, whether such income shall be received by New Mills or the Affiliated Companies or any other party or parties whatsoever, over the sum of:

(A) The greater of:

(x) 25 percent of such gross royalty income; or

(y) $87,500 or 30 percent of such gross royalty income, whichever is less.

(B) Royalties related to such gross royalty income which are required to be paid to composers, authors and others.

(ii) Except as provided in subparagraph 1(b)(iii) hereof, if the sum computed under subparagraph 1(b)(i) hereof shall be less than $167,500, then the Contingent Portion shall be the excess, if any, for such quarterly period (but not more than $167,500) of the gross royalty income of New Mills, the Affiliated Companies, and the Related Companies and their successors and assigns from exploitation of all Old Mills Copyrights and all other music copyrights acquired or originated by New Mills, the Affiliates Companies and the Related Companies, and licensing agreements under such copyrights (including the Old Mills Copyrights and renewals thereof) during such quarterly period over the sum of:

(A) The greater of:

(x) 25 percent of such gross royalty income or

(y) $87,500 or 30 percent of such gross royalty income, whichever is less.

(B) Royalties related to such gross royalty income which are required to paid to composers, authors and others.

(iii) For the purposes of computations of the Contingent Portions with respect to calendar year 2010 and all succeeding calendar years:

(A) Such computations shall be made without regard to the provisions of subparagraph l(b)(ii) hereof; and

(B) The amount to be taken into account under subparagraph l(b)(i)(A) hereof shall be 25 percent of gross royalty income without regard to whether such amount is greater or less than $87,500.

(c) Gross-Royalty Income. In computing gross royalty income:

(i) For purposes of subparagraphs l(b)(i) and (ii) hereof:

(A) Royalty income from foreign affiliates will be included only to the extent remitted to the United States under applicable license agreements. For the purpose of this subparagraph l(c)(i)(A), Mills Music of Canada., Ltd. shall not be deemed a foreign affiliate. Notwithstanding the foregoing, effective as of the quarterly period beginning on July 1, 2025, while each foreign affiliate of New Mills may retain actual sub-publishing, administration or other fees in accordance with its existing arrangement with New Mills, with respect only to the computation of the “Contingent Portion” hereunder (and not with respect to any other payment to any other person or entity entitled to the payment of royalties from EMI), such sub-publishing, administration or other fee shall not exceed twenty-five percent (25%) of all royalty income received by any such foreign affiliate.

(B) Royalty income received from any Old Mills Copyright. that shall be renewed will be included only to the extent that such royalty income, after payments of royalties related to gross royalty income which are required to be paid to composers, authors and others with respect to such copyright exceeds the amount paid, or to be paid, if any, for such renewal. Notwithstanding the foregoing, effective as of the quarterly period beginning on July 1, 2025, with respect to any United States copyright renewed by New Mills in the United States pursuant to the Copyright Term Extension Act of 1998, the preceding sentence shall only apply to royalty income collected by New Mills in the United States, and any foreign royalty income collected outside of the United States and remitted to New Mills shall not be subject to the preceding sentence.

(C) Income received by reason of the sale of published music by New Mills or by others or from the so-called educational business now conducted by Old Mills or by any of the Affiliated Companies shall not be included; and

(D) Royalty income received from the American Society of Composers, Authors & Publishers (“ASCAP”) within, or not more than forty-five (45) days after the close of a calendar quarter representing royalties computed by ASCAP with respect to such calendar quarter shall be deemed to have been received during such calendar quarter.

(ii) Royalty income received from new arrangements of musical compositions or lyrics included in the Old Mills Copyrights or from the use of new lyrics with musical compositions included in the Old Mills Copyrights shall be included in gross royalty income for purposes of subparagraph l(b)(i) hereof.

(iii) For purposes of subparagraph l(b)(ii) hereof:

(A) Royalty income received from any copyrights hereafter purchased by New Mills, by any of the Affiliated Companies, by any of the Related Companies or by their successors or assigns will be included only to the extent that such royalty income, after payments of royalties related to gross royalty income which are required to be paid to composers, authors and others with respect to such copyrights, exceeds 150 percent of the amount paid, or to be paid, for such copyrights.

(B) Royalty income received from any copyrights renewed by New Mills, by any of the Affiliated Companies, by any of the Related Companies or by their successors or assigns will be included only to the extent that such royalty income, after payments of royalties related to gross royalty income which are required to be paid to composers, authors and others with respect to all such copyrights, exceeds the amount paid, or to be paid, if any, for such renewals.

(d) Percentage Under Subparagraph l(b)(i)(A)(x).

For any quarterly period for which the amount of the Contingent Portion payable to Old Mills would exceed $250,000 but for the provisions of this subparagraph, there shall be substituted for the percentage specified in subparagraph l(b)(i)(A)(x) hereof the percentages, for the applicable brackets only, determined in accordance with the following table:

Gross Royalty Income as Computed under subsection 1(b)(1)	Applicable Percentages under subsection 1(b)(i)(A)(x)
Less than $500,000	25.0%
$500,000 up to $700,000	27.5
$700,000 up to $900,000	30.0
$900,000 up to $1,250,000	32.5
In excess of $1,250,000	35.0

(e) Adjustments to Minimum. The minimum dollar amount determined under subparagraph l(b)(i)(A)(y) or l(b)(ii)(A)(y), as the case may be, shall be adjusted annually, commencing with computations with respect to the calendar year 1974, to reflect changes in the average weekly earnings of employees in printing, publishing and allied industries, as set forth in the Survey of Current Business published by. the United States Department of Commerce (the “Index”), or if such Index shall be discontinued or shall establish different categories, then as determined by such other index published by the United States Government as shall be most closely comparable. Commencing with the computations with respect to the calendar year 1974, the minimum dollar amount determined under such subparagraphs shall be redetermined for each year to be that amount which bears the same ratio to $87,500 as the average weekly earnings of such employees during December of the preceding year shall bear to the average weekly earnings during December, 1964, as set forth in the Index.

(f) Payment Dates.

New Mills shall pay Contingent Portions to Old Mills, and provide a statement covering such Contingent Portions, on the first day of September and March for the quarterly periods respectively ending on the last days of the preceding June and December. For the quarterly periods ending on the last days of March and September, New Mills shall make a computation of the Contingent Portion on the basis of the estimated royalties as required to be paid for the relevant period, shall pay such estimated Contingent Portions to Old Mills on the first day of the subsequent June and December respectively, and in each case shall adjust such payments (and provide a statement covering the final computations) in the Contingent Portions for the immediately following quarterly period in light of such royalty payments as finally determined. Furthermore, if on any payment date the royalties required to be paid to composers, authors and others, referred to in subparagraphs 1(b)(i)(B) and 1(b)(ii)(B), have not been finally determined, the computation of the Contingent Portion shall be made on the basis of estimated royalties as required to be paid, and adjusted in subsequent Contingent Portions in light of such royalty payments as finally determined. The obligation to pay Contingent Portions will terminate on the last day of the year in which the last Old Mills Copyright, or a renewal thereof, expires and cannot be renewed.

(g) Right of Inspection. Upon reasonable notice Old Mills may inspect all books, records and documents of New Mills relating to the computation of any Contingent Portion.

2.	Guarantee of Performance and Net Worth and Liabilities Undertaking.

(a) Guarantee of Performance. Management Corp. hereby guarantees the performance by New Mills of all of its obligations under this Agreement for a period of nine years from the date hereof, including, but not limited to, its obligation to make payment to Old Mills of the Contingent Portions whenever due under the terms of this Agreement.

(b) Net Worth and Liabilities Undertaking. Management Corp. agrees that, at all times during the period referred to in paragraph 2(a), it will maintain Net Worth at an amount not less than $4,000,000 and will not incur or permit to exist liabilities at any time outstanding in excess of three (3) times the Net Worth. For purposes hereof, the term ‘Net Worth’ shall mean the excess of the aggregate amount of all items properly includible in assets over the aggregate amount of all items (other than capital and surplus) properly includible in liabilities, in each case on a balance sheet of Management Corp. as of the time in question in accordance with generally accepted accounting principles consistently applied; and the term “Liabilities” shall mean the aggregate amount of all items (other than capital and surplus) which would be properly includible in liabilities on a balance sheet of Management Corp. as of the time in question in accordance with generally accepted accounting principles consistently applied.

3.	Delivery of Documents Concurrently Herewith:

The following checks and documents have been delivered concurrently herewith:

(a) Documents delivered by Old Mills. Old Mills has delivered to New Mills:

(i) A bill of sale in the form annexed hereto as Exhibit B for all of the business and assets of every nature, kind and description of Old Mills.

(ii) Employment agreements between New Mills and (A) Jack Mills, Irving Mills and Samuel J. Buzzell (the “Stockholders”) in the form annexed hereto as Exhibits C-1, C-2 and C-3, and (B) Martin Mills, Stanley Mills, Richard Mills., Sidney Mills and Paul Mills, each in the form annexed hereto as Exhibit C-4.

(iii) A letter agreement executed by the Stockholders in the form annexed hereto as Exhibit D.

(iv) Stock certificates representing unencumbered ownership of all of the outstanding shares and rights to shares of all United States and Canadian Affiliated Companies (other than shares marked on Exhibit 1 to Exhibit D hereto as not being included in the contemplated sale) properly endorsed for transfer, and with signatures guaranteed by Murry C. Becker, Albert A. DeStefano or Max Fink.

(v) An opinion of Samuel J. Buzzell, in the form annexed hereto as Exhibit E.

(vi) Certified copies of resolutions of the board of directors and of the stockholders of Old Mills authorizing the transaction provided for herein.

(b) Documents Delivered by New Mills. New Mills has delivered to Old Mills:

(i) A certified check of New Mills for $400,000 drawn to the order of Old Mills on a commercial bank having an office in New York City.

(ii) A certificate evidencing the assumption by New Mills of all of the liabilities and obligations of Old Mills in the form annexed hereto as Exhibit F.

(iii) Certified copies of resolutions of the boards of directors of New Mills and Management Corp. authorizing the transaction provided for herein.

4. Events After Execution.

After the execution hereof:

(a) Change of Name. Old Mills will forthwith change its name to “Mills Liquidating Corporation”.

(b) Payments to Employees. For the purpose of rewarding former and present employees of Old Mills and of its related and affiliated companies, excluding officers and directors thereof, for loyal and devoted service, New Mills will pay to such employees or expend to or for their benefit or the benefit of their heirs, at law, sums totalling $100,000; provided, however, that no such payment shall be made until (a) New Mills shall consult with the Stockholders for the purpose of adopting a mutually acceptable plan with respect thereto; and (b) such plan or such payment is approved by the Stockholders. In the event that one year from the date hereof New Mills and the Stockholders shall not have agreed upon such plan with respect to such payments or any portion thereof, the manner and method of payments and the plan intended with respect thereto will be submitted for determination to a third person to be selected by mutual agreement, or, if no such person shall have been selected within thirteen (13) months after the date hereof, to a person designated by the then President of The Association of the Bar of the City of New York. Payments will thereafter be made in accordance with the determination of such person, whose decision shall be final.

(c) Confirmation of General Releases. The board of directors of each of the Affiliated Companies which is a party to any general release executed pursuant to subparagraph l(d) of Exhibit D hereto, as such board is constituted following the effectiveness of the resignation of all of the Stockholders and the election of the successor directors, will ratify and confirm the action of each such Affiliated Company in executing and delivering such release.

(d) Additional Documents. Old Mills will at any time execute and deliver to New Mills promptly upon request any documents which it may reasonably request to effectuate or confirm the purposes herein contemplated.

(e) Best Efforts. New Mills and the Affiliated Companies will use their best efforts to promote and exploit the Old Mills Copyrights and renewals thereof, to collect all royalties, domestic and foreign, which shall become payable with respect thereto and to cause foreign royalties to be remitted to the United States.

5. Waiver of Equitable Relief.

Management Corp. and New Mills shall be limited in the remedy available to them for any breach of any representation, warranty or agreement contained in this agreement or the letter agreement annexed as Exhibit D hereto to money damages and expressly waive any right to rescission or other equitable relief.

6. Miscellaneous.

(a) Notices. Any notices to be given hereunder shall be in writing and delivered by hand or sent by registered or certified mail, return receipt requested, and shall be deemed given twenty-four (24) hours after being deposited in the United States Mail — air mail if mailed more than 500 miles from the address to which sent. Any such notice shall be sent to:

Mills Music, Inc., a Delaware corporation

c/o Utilities & Industries Management Corp.

425 Park Avenue

New York, N. Y.

Utilities & Industries Management Corp.

425 Park Avenue

New York, N.Y.

Mills Music, Inc., a New York corporation

1619 Broadway

New York, N.Y. 10019

or to such other address as any such party may designate by notice given pursuant to this agreement.

(b) Significance of Titles. Titles given to paragraphs and to subparagraphs hereunder are for general information only and shall not influence the construction of the language of this agreement.

(c) Counterparts. This agreement may be executed in several counterparts all of which, taken together, shall constitute the agreement of the parties.

(d) Law as to Construction. This agreement has been delivered in the State of New York. The parties agree that it is a New York contract and all of its provisions shall be construed under New York law.

(e) Assignability. This agreement shall bind and benefit the parties hereto, and their successors and assigns.

(f) Full and Complete Agreement. This agreement constitutes the full and complete agreement between the parties hereto.

IN WITNESS WHEREOF, the parties have executed this agreement on the day and year first above written.

MILLS MUSIC, INC., a Delaware corporation
(Buyer)

By

UTILITIES & INDUSTRIES MANAGEMENT CORP.

By

MILLS MUSIC, INC., a New York corporation

(Seller)

By